March 25, 2025

Ziqiang Wang
Chief Financial Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People   s Republic of China

       Re: Jin Medical International Ltd.
           Form 20-F for Fiscal Year Ended September 30, 2024
           Filed January 24, 2025
           File No. 001-41661
Dear Ziqiang Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services